UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 19, 2016

ISLE OF CAPRI CASINOS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	0-20538	41-1659606
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

600 Emerson Road, Suite 300, St. Louis, Missouri (Address of principal executive offices)	63141 (Zip Code)

(314) 813-9200

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.245)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD

Isle of Capri Casinos, Inc. (“Isle”) and Eldorado Resorts, Inc. (“Eldorado”) issued a joint press release on September 19, 2016 regarding the entry into an agreement and plan of merger, whereby Eldorado will acquire all of the outstanding shares of Isle. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On September 19, 2016, Isle and Eldorado will hold a joint conference call with investors to provide supplemental information regarding the merger. A copy of the Investor Presentation Slides dated September 19, 2016, is furnished here as Exhibit 99.2. Exhibit 99.2 is incorporated herein by reference.

The information contained in, or incorporated into, this Item 7.01, including Exhibits 99.1 and 99.2 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any registration statement or other filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference to such filing.

Item 8.01. Other Events.

On September 19, 2016, Isle and Eldorado entered into an agreement and plan of merger, whereby Eldorado will acquire all of the outstanding shares of Isle for $23.00 in cash or 1.638 shares of Eldorado common stock, at the election of each Isle stockholder.  Elections are subject to proration such that the outstanding shares of Isle common stock will be exchanged for aggregated consideration comprised of 58% cash and 42% Eldorado common stock. The consummation of the merger is subject to receipt of approval of the stockholders of Eldorado and Isle, the approval of applicable gaming authorities, the expiration of the applicable Hart-Scott-Rodino waiting period and other customary closing conditions, and is expected to be consummated in the second quarter of 2017.  Certain stockholders of Eldorado and Isle who control approximately 24% and 35% of the outstanding shares of common stock of Eldorado and Isle, respectively, have signed agreements to vote in favor of the merger.  Eldorado has received committed financing for the transaction totaling $2.1 billion from J.P. Morgan. The completion of the transaction is not subject to a financing contingency.

Additional Information

The information in this Form 8-K is not a substitute for the prospectus/proxy statement that Eldorado and Isle will file with the SEC, which will include a prospectus with respect to shares of Eldorado common stock to be issued in the merger and a proxy statement of each of Eldorado and Isle in connection with the merger between Eldorado and Isle (the “Prospectus/Proxy Statement”). The Prospectus/Proxy Statement will be sent or given to the stockholders of Eldorado and Isle when it becomes available and will contain important information about the merger and related matters, including detailed risk factors. ELDORADO’S AND ISLE’s SECURITY HOLDERS ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Prospectus/Proxy Statement and other documents that will be filed with the SEC by Eldorado and Isle will be available without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Isle of Capri Casinos, Inc. by mail at 600 Emerson Road, Suite 300, Saint Louis, Missouri 63141, Attention: Investor Relations, by telephone at (314) 813-9200, or by going to the Investors page on Isle’s corporate website at www.islecorp.com.. A final proxy statement or proxy/prospectus statement will be mailed to stockholders of Eldorado and Isle as of their respective record dates.

The information in this Form 8-K is neither an offer to sell nor the solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Proxy Solicitation

Eldorado and Isle, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions and may have direct or indirect interests in the proposed transactions. Information about the directors and executive officers of Eldorado is set forth in the proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 29, 2016, and in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on March 15, 2016. Information about the directors and executive officers of Isle is set forth in the proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on August 22, 2016, and in its Annual Report on Form 10-K for the fiscal year ended April 24, 2016, which was filed with the SEC on June 21, 2016. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the Prospectus/Proxy Statement for such proposed transactions when it becomes available..

Forward-Looking Statements

Any statements contained in this Form 8-K other than statements of historical fact, including statements about management’s beliefs and expectations of the proposed merger and related transactions and future results, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and should be evaluated accordingly. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” “intend,” “target,” “should,” “may,” “will” and similar expressions and their negative forms are intended to identify forward-looking statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability to complete the proposed merger and related transactions between Eldorado and Isle; the receipt of regulatory and shareholder approvals; the availability of financing contemplated by the bank  commitment obtained by Eldorado; the ability to successfully integrate Eldorado and Isle’s operations, product lines, technologies and employees; the ability to realize revenue and customer growth opportunities, combined revenue goals, marketing and cost synergies from the proposed merger between Eldorado and Isle in a timely manner or at all; factors related to the businesses of Eldorado and Isle including economic, political and financial market conditions generally and economic conditions in Eldorado and Isle’s target markets; dependence on fixed-price contracts and the risks associated with those contracts, including actual costs exceeding estimates and method of accounting for contract revenue; changes in or developments with respect to any litigation or investigation; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties, which may make it more difficult to maintain business relationships; the substantial amount of debt expected to be incurred in connection with the proposed merger and Eldorado’s ability to repay or refinance it, incur additional debt in the future or obtain a certain debt coverage ratio; diversion of management time from each of Eldorado’s and Isle’s ongoing operations; and the impact of federal, state or local government regulations, particularly with respect to the gaming industry.

These and other risks and uncertainties are discussed in more detail in Eldorado’s and Isle’s current and future filings with the SEC, including Eldorado’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 under the heading “Item 1A. Risk Factors,” which was filed with the SEC on March 15, 2016 and Isle’s Annual Report on Form 10-K for the fiscal year ended April 24, 2016 under the heading “Item 1A. Risk Factors,” which was filed with the SEC on August 22, 2016. Many of these risks are beyond management’s ability to control or predict. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated. Investors are cautioned not to place undue reliance on such forward-looking statements as they speak only as of the date the statement is made. All forward-looking statements attributable to Eldorado or Isle or persons acting on behalf of either Eldorado or Isle are expressly qualified in their entirety by the cautionary statements and risk factors contained in this Form 8-K and Eldorado’s and Isle’s respective filings with the SEC. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, neither Eldorado  nor Isle undertakes any obligation to update or review any forward-looking statement or information, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Joint Press Release, dated September 19, 2016.
99.2	Investor Presentation Slides, dated September 19, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

ISLE OF CAPRI CASINOS, INC.

Date: September 19, 2016	By:	/s/ Edmund L. Quatmann, Jr.
	Name:	Edmund L. Quatmann, Jr.
	Title:	Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Press Release, dated September 19, 2016.
99.2	Investor Presentation Slides, dated September 19, 2016.